SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 11, 2022

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications reports second quarter 2022 results

PARTNER COMMUNICATIONS REPORTS
SECOND QUARTER 2022 RESULTS1

QUARTERLY ADJUSTED EBITDA2 TOTALED NIS 276 MILLION
NET DEBT2 TOTALED NIS 706 MILLION

QUARTERLY CELLULAR SUBSCRIBER GROWTH TOTALED 32 THOUSAND

PARTNER’S FIBER-OPTIC SUBSCRIBER BASE TOTALS 258 THOUSAND
AS OF TODAY

 THE NUMBER OF HOUSEHOLDS IN BUILDINGS CONNECTED TO PARTNER’S
FIBER-OPTIC INFRASTRUCTURE TOTALS 866 THOUSAND AS OF TODAY

Second quarter 2022 highlights (compared with second quarter 2021)

•	Total Revenues: NIS 859 million (US$ 245 million), an increase of 2%
•	Service Revenues: NIS 706 million (US$ 202 million), an increase of 9%
•	Equipment Revenues: NIS 153 million (US$ 44 million), a decrease of 20%
•	Total Operating Expenses (OPEX)[2]: NIS 469 million (US$ 134 million), a decrease of 3%
•	Adjusted EBITDA: NIS 276 million (US$ 79 million), an increase of 30%
•	Profit for the Period: NIS 47 million (US$ 13 million), an increase of NIS 38 million
•	Adjusted Free Cash Flow (before interest)[2]: NIS 57 million (US$ 16 million), an increase of NIS 49 million
•	Cellular ARPU: NIS 49 (US$ 14), an increase of 2%
•	Cellular Subscriber Base: approximately 3.1 million subscribers at quarter-end, an increase of 4%
•	Fiber-Optic Subscriber Base: 250 thousand subscribers at quarter-end, an increase of 77 thousand since Q2 2021, and an increase of 17 thousand in the quarter
•	Homes Connected (HC) to Partner's Fiber-Optic Infrastructure: 837 thousand at quarter-end, an increase of 266 thousand since Q2 2021, and an increase of 67 thousand in the quarter
•	Infrastructure-Based Internet Subscriber Base: 395 thousand subscribers at quarter-end, an increase of 41 thousand since Q2 2021, and an increase of 8 thousand in the quarter
•	TV Subscriber Base: 224 thousand subscribers at quarter-end, an increase of 1 thousand subscribers since Q2 2021, and a decrease of 1 thousand in the quarter

1 The quarterly financial results are unaudited.
2  For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.

Rosh Ha’ayin, Israel, August 11, 2022 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter ended June 30, 2022.

Commenting on the results for the second quarter 2022, Mr. Avi Gabbay, CEO of Partner, noted:

"We are pleased with the good results which reflect stability and growth. We will continue to invest in infrastructure and fiber and 5G services in order to bring more value to our customers."

Mr. Tamir Amar, Partner's Deputy CEO & Chief Financial Officer, commented on the results:

"In the second quarter of 2022 we report the highest revenues in the past six years, due to growth in both the cellular and fixed-line segments. Together with a decrease in the level of OPEX, we have succeeded in bringing about an increase in profit and profitability compared to the corresponding quarter last year.

Adjusted EBITDA presented for the second quarter of 2022 was the highest in the past seven years and totaled NIS 276 million, an increase of 30% compared to NIS 213 million in the corresponding quarter last year.

Partner continues with the expedited 5G infrastructure deployment and expects to achieve over 40% population coverage by the end of the year. The cellular subscriber base increased in the quarter by 32 thousand subscribers, of which 25 thousand were Post-Paid subscribers. Excluding the churn of Ministry of Education subscribers who joined for limited periods, the cellular churn rate in the second quarter of 2022 totaled just 6.6%. For the first time in five quarters, Partner recorded an increase in Cellular ARPU.  In the second quarter, ARPU totaled NIS 49 compared to NIS 48 in previous quarters. The increase reflected, among other things, an increase in roaming service revenues that was partially offset by the continued price erosion and by a decrease in interconnect revenues.

As we have stated before, Partner considers fiber-optic deployment to be a significant growth engine in its activity. The number of Homes Connected within buildings connected to our fiber-optic infrastructure reached 837 thousand at the end of second quarter of 2022, an increase of 67 thousand in the quarter. As of today, the number of Homes Connected within buildings connected to our fiber-optic infrastructure totals 866 thousand. The fiber-optic subscriber base totaled 250 thousand at the end of the quarter, reflecting a 30% penetration rate from potential customers in connected buildings, unchanged from the rate at the end of the previous quarter and the corresponding quarter last year. The increase in the fiber-optic subscriber base in the quarter was negatively impacted by the relatively low number of working days and totaled 17 thousand. As of today, the fiber-optic subscriber base totals 258 thousand.

Adjusted Free Cash Flow (before interest and including lease payments) for the quarter totaled NIS 57 million. CAPEX payments in the second quarter of 2022 totaled NIS 174 million. For the first half of 2022, the increase of CAPEX payments compared to first half of 2021 totaled NIS 56 million, reflecting the acceleration of the fiber-optic deployment plan, with the goal of reaching approximately one million households by the end of the year.

Net debt was NIS 706 million at the end of the quarter, compared with NIS 670 million at the end of the corresponding quarter last year, an increase of NIS 36 million. The Company's net debt to Adjusted EBITDA ratio stood at 0.7 at the end of the quarter, compared to a ratio of 0.8 in the corresponding quarter last year."

Q2 2022 compared with Q2 2021

NIS Million (except EPS)	Q2’21	Q2’22	Comments
Service Revenues	649	706	The increase reflected growth in both cellular and fixed-line services, due to an increase in cellular roaming services and subscriber growth in cellular and fiber-optics
Equipment Revenues	191	153	The decrease reflected lower sales in both the cellular and fixed-line segments
Total Revenues	840	859
Gross profit from equipment sales	39	28
OPEX	485	469
The decrease mainly reflected a decrease in credit losses, a one-time decrease in network operating expenses and a decrease in wholesale expenses, which were partially offset by increases in roaming expenses and payroll and related expenses

Operating profit	30	85
Adjusted EBITDA	213	276
Adjusted EBITDA as a percentage of total revenues	25%	32%
Profit for the period	9	47
Earnings per share (basic, NIS)	0.05	0.26
Capital Expenditures (cash)	139	174
Adjusted free cash flow (before interest payments)	8	57
Net Debt	670	706

Key Performance Indicators

	Q2'21	Q1’22	Q2’22	Change Q1 to Q2
Reported Cellular Subscribers (end of period, thousands)	2,970	3,063	3,095	Post-Paid: Increase of 25 thousand (including 5 thousand packages from the Ministry of Education) Pre-Paid: Increase of 7 thousand
Cellular Subscribers (end of period, thousands) excluding packages for Ministry of Education	2,893	2,988	3,015	Post-Paid: Increase of 20 thousand Pre-Paid: Increase of 7 thousand
Monthly Average Revenue per Cellular User (ARPU) (NIS)	48	48	49
Reported Quarterly Cellular Churn Rate (%)	7.2%	7.0%	6.7%
Quarterly Cellular Churn Rate (%) excluding packages for the Ministry of Education	7.4%	6.7%	6.6%
Fiber-Optic Subscribers (end of period, thousands)	173	233	250	Increase of 17 thousand subscribers
Homes Connected to the Fiber-Optic Infrastructure (HC) (end of period, thousands)	571	770	837	Increase of 67 thousand households
Infrastructure-Based Internet Subscribers (end of period, thousands)	354	387	395	Increase of 8 thousand subscribers
TV Subscribers (end of period, thousands)	223	225	224	Decrease of 1 thousand subscribers

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q2'21	Q2'22	Change %	Q2'21	Q2'22	Change %	Q2'21	Q2'22	Q2'21	Q2'22	Change %
Total Revenues	577	592	+3%	296	297		(33)	(30)	840	859	+2%
Service Revenues	420	457	+9%	262	279	+6%	(33)	(30)	649	706	+9%
Equipment Revenues	157	135	-14%	34	18	-47%	-	-	191	153	-20%
Operating Profit (Loss)	35	82	+134%	(5)	3		-	-	30	85	+183%
Adjusted EBITDA	139	187	+35%	74	89	+20%	-	-	213	276	+30%

Financial Review

In Q2 2022, total revenues were NIS 859 million (US$ 245 million), an increase of 2% from NIS 840 million in Q2 2021.

Service revenues in Q2 2022 totaled NIS 706 million (US$ 202 million), an increase of 9% from NIS 649 million in Q2 2021.

Service revenues for the cellular segment in Q2 2022 totaled NIS 457 million (US$ 131 million), an increase of 9% from NIS 420 million in Q2 2021. The increase was mainly the result of higher roaming service revenues, reflecting the return of international air travel almost to pre-COVID 19 levels, and the growth of the cellular subscriber base. These increases were partially offset by the continued price erosion, although to a lesser degree than in the past, and a decrease in interconnect revenues.

Service revenues for the fixed-line segment in Q2 2022 totaled NIS 279 million (US$ 80 million), an increase of 6% from NIS 262 million in Q2 2021. The increase mainly reflected higher revenues from the growth in internet and TV services, which were partially offset by a decline in revenues from international calling services.

Equipment revenues in Q2 2022 totaled NIS 153 million (US$ 44 million), a decrease of 20% from NIS 191 million in Q2 2021, mainly reflecting a lower average price per sale mainly due to a change in the sales mix in the cellular segment, and a decrease in sales in the fixed-line segment, largely reflecting the Company’s decision in the final quarter of 2021 to move towards a leasing model of internet routers to private customers instead of a sales model.

Gross profit from equipment sales in Q2 2022 was NIS 28 million (US$ 8 million), compared with NIS 39 million in Q2 2021, a decrease of 28%, mainly reflecting the negative impact of foreign exchange rate movements, as well as the change in the sales mix in the cellular segment and the decrease in fixed-line segment sales.

Total operating expenses (‘OPEX’) totaled NIS 469 million (US$ 134 million), in Q2 2022, a decrease of 3% or NIS 16 million from Q2 2021, mainly reflecting a decrease in credit loss expenses, a one-time decrease in cellular network operating expenses and a decrease in fixed-line segment wholesale expenses. The decreases were partially offset by increases in roaming expenses and payroll and related expenses. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share-based compensation), OPEX in Q2 2022 decreased by 1% compared with Q2 2021.

Operating profit for Q2 2022 was NIS 85 million (US$ 24 million), an increase of 183% compared with NIS 30 million in Q2 2021.

Adjusted EBITDA in Q2 2022 totaled NIS 276 million (US$ 79 million), an increase of 30% from NIS 213 million in Q2 2021. As a percentage of total revenues, Adjusted EBITDA in Q2 2022 was 32% compared with 25% in Q2 2021.

Adjusted EBITDA for the cellular segment was NIS 187 million (US$ 53 million) in Q2 2022, an increase of 35% from NIS 139 million in Q2 2021, largely reflecting the increase in service revenues as well as the decrease in credit losses expenses, and the one-time decrease in network operating expenses, which were partially offset by the decrease in gross profit from equipment sales and the increase in payroll and related expenses. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment was 32% in Q2 2022 compared with 24% in Q2 2021.

Adjusted EBITDA for the fixed-line segment was NIS 89 million (US$ 25 million) in Q2 2022, an increase of 20% from NIS 74 million in Q2 2021, mainly reflecting the increase in fixed-line segment service revenues and the decrease in wholesale expenses, which were partially offset by the decrease in gross profit from fixed-line segment equipment sales as well as the increase in payroll and related expenses. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment was 30% in Q2 2022, compared with 25% in Q2 2021.

Finance costs, net in Q2 2022 were NIS 21 million (US$ 6 million), an increase of 31% compared with NIS 16 million in Q2 2021. The increase mainly reflected the negative impact of foreign exchange rate movements.

Income tax expenses in Q2 2022 were NIS 17 million (US$ 5 million), an increase of NIS 12 million compared with NIS 5 million in Q2 2021, mainly due to the increase in operating profit.

Profit in Q2 2022 was NIS 47 million (US$ 13 million), an increase of NIS 38 million compared with profit of NIS 9 million in Q2 2021.

Based on the weighted average number of shares outstanding during Q2 2022, basic earnings per share or ADS, was NIS 0.26 (US$ 0.07) compared with basic earnings per share or ADS of NIS 0.05 in Q2 2021.

Cellular Segment Operational Review

At the end of Q2 2022, the Company's cellular subscriber base (including mobile data, 012 Mobile subscribers and M2M subscriptions) was approximately 3.10 million, including approximately 2.73 million Post-Paid subscribers or 88% of the base, and 362 thousand Pre-Paid subscribers, or 12% of the subscriber base.

During the second quarter of 2022, the cellular subscriber base increased, net, by 32 thousand subscribers. The Post-Paid subscriber base increased, net, by 25 thousand subscribers and the Pre-Paid subscriber base increased, net, by 7 thousand subscribers. The subscriber base of data packages and voice packages for the Ministry of Education (MOE) increased by 5 thousand and totaled 80 thousand at the end of Q2 2022. The MOE subscribers base is expected to decrease to 12 thousand during the third quarter of 2022, following the expiration of most of the time-limited packages.

Total cellular market share (based on the number of subscribers) at the end of Q2 2022 was estimated to be approximately 28%, unchanged from the end of Q1 2022 and compared to 27% at the end of Q2 2021.

The quarterly churn rate for cellular subscribers in Q2 2022 was 6.7%, compared with 7.2% in Q2 2021 and 7.0% in Q1 2022. Excluding data and voice packages for the Ministry of Education, the churn rate in Q2 2022 was 6.6% compared with 7.4% in Q2 2021 and 6.7% in Q1 2022.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q2 2022 was NIS 49 (US$ 14), an increase of 2% from NIS 48 in Q2 2021. This increase mainly reflected the increase in roaming services revenues, which was offset by the continued price erosion, although to a lesser degree than in the past, and by a decrease in interconnect revenues.

Fixed-Line Segment Operational Review

At the end of Q2 2022:

•	The Company's fiber-optic subscriber base was 250 thousand subscribers, an increase, net, of 17 thousand subscribers during the second quarter of 2022.

•	The Company's infrastructure-based internet subscriber base was 395 thousand subscribers, an increase, net, of 8 thousand subscribers during the second quarter of 2022.

•	Households in buildings connected to our fiber-optic infrastructure (HC) totaled 837 thousand, an increase of 67 thousand during the second quarter of 2022.

•	The Company's TV subscriber base totaled 224 thousand subscribers, a decrease of 1 thousand subscribers during the second quarter of 2022.

Funding and Investing Review

In Q2 2022, Adjusted Free Cash Flow (including lease payments) totaled NIS 57 million (US$ 16 million), an increase of NIS 49 million compared with NIS 8 million in Q2 2021.

Cash generated from operating activities totaled NIS 263 million (US$ 75 million) in Q2 2022, an increase of 47% from NIS 179 million in Q2 2021.

Lease payments (principal and interest), recorded in cash flows from financing activities under IFRS 16, totaled NIS 34 million (US$ 10 million) in Q2 2022, an increase of 6% from NIS 32 million in Q2 2021.

Cash capital expenditures (CAPEX payments), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 174 million (US$ 50 million) in Q2 2022, an increase of 25% from NIS 139 million in Q2 2021.

The level of net debt at the end of Q2 2022 amounted to NIS 706 million (US$ 202 million), compared with NIS 670 million at the end of Q2 2021, an increase of NIS 36 million.

Regulatory Developments

Further to the Company's immediate report dated September 14, 2021 with respect to a hearing process regarding the potential reduction of the interconnect tariff, on June 23, 2022 the Ministry of Communications published its decision regarding a change in the interconnection tariff regime. According to this decision there will be a gradual reduction of the interconnection tariffs over a period of three years (ending on the 15th of June 2025). After this period, each operator will bear its own call completion costs and there will no longer be payment transfers for interconnection with respect to call minutes (both on MRT networks and on fixed-line networks). The Ministry has also decided that the maximum tariff for completion of incoming international calls will be cancelled (effective on the 28th of July 2022), which is expected to increase the company’s revenues from incoming international calls. The overall outcome of this decision is not expected to have a material effect on our business and results of operations.

Conference Call Details

Partner will host a conference call to discuss its financial results on Thursday, August 11, 2022 at 10.00 a.m. Eastern Time / 5.00 p.m. Israel Time.

Please dial the following numbers (at least 10 minutes before the scheduled time) in order to participate:
International: +972.3.918.0687
North America toll-free: +1.888.407.2553
A live webcast of the call will also be available on Partner's Investors Relations website at:

http://www.partner.co.il/en/Investors-Relations/lobby

If you are unavailable to join live, the replay of the call will be available from August 11, 2022 until August 25, 2022, at the following numbers:
International: +972.3.925.5921
North America toll-free: +1.888.254.7270
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. In particular, this press release communicates our belief regarding (i) the Company's continued investment in infrastructure and fiber and 5G services; (ii) the expedited deployment of the Company's fiber-optic infrastructure by the end of 2022 and (iii) the fiber-optic deployment as a significant growth engine for the Company. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including in particular (i) the remaining impact on our business of the Covid-19 health crisis, (ii) unexpected technical or commercial issues which may arise as we continue to deploy and expand the use of our fiber optic infrastructure; and (iii) unexpected technical or financial constraints which undermine the pursuit of such strategy.  In light of the current unreliability of predictions as to the ultimate severity and duration of the Covid-19 health crisis, as well as the specific regulatory and business risks facing our business, future results may differ materially from those currently anticipated. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section “Use of Non-GAAP Financial Measures”.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly. The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30, 2022: US $1.00 equals NIS 3.500. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures

The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA Adjusted EBITDA margin (%)
Profit
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges), Other expenses (mainly amortization of share based compensation)

Adjusted EBITDA
divided by
Total revenues
Profit
Adjusted Free Cash Flow	Cash flows from operating activities add Cash flows from investing activities deduct Investment in deposits, net deduct Lease principal payments deduct Lease interest payments	Cash flows from operating activities add Cash flows from investing activities
Total Operating Expenses (OPEX)
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
add
Credit losses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses, Credit losses
Net Debt
Current maturities of notes payable and borrowings
add
Notes payable
add
Borrowings from banks
add
Financial liability at fair value
deduct
Cash and cash equivalents
deduct
Short-term and long-term deposits

Sum of:
Current maturities of notes payable and borrowings,
Notes payable,
Borrowings from banks,
Financial liability at fair value
Less
Sum of:
Cash and cash equivalents,
Short-term deposits,
Long-term deposits.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and TV services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:

Mr. Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972-54-781-4951	Mr. Amir Adar Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	June 30,	June 30,
	2021	2022	2022
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	308	384	110
Short-term deposits	344	346	99
Trade receivables	571	564	161
Other receivables and prepaid expenses	152	116	33
Deferred expenses – right of use	27	31	9
Inventories	87	123	35
	1,489	1,564	447

NON CURRENT ASSETS
Long-term deposits	280
Trade receivables	245	225	64
Deferred expenses – right of use	142	158	45
Lease – right of use	679	682	195
Property and equipment	1,644	1,724	492
Intangible and other assets	472	448	128
Goodwill	407	407	116
Deferred income tax asset	34	22	6
Other non-current receivables	1	*	*
	3,904	3,666	1,046

TOTAL ASSETS	5,393	5,230	1,493

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	December 31,	June 30,	June 30,
	2021	2022	2022
	(Audited)	(Unaudited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	268	253	72
Trade payables	705	690	196
Other payables and provisions	185	186	54
Current maturities of lease liabilities	125	126	36
Deferred revenues and other	139	151	43
	1,422	1,406	401
NON CURRENT LIABILITIES
Notes payable	1,224	1,010	289
Borrowings from banks	184	173	49
Liability for employee rights upon retirement, net	35	33	9
Lease liabilities	595	594	170
Deferred revenues from HOT mobile	39	23	7
Non-current liabilities and provisions	35	33	9
	2,112	1,866	533

TOTAL LIABILITIES	3,534	3,272	934

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2021 and June 30, 2022 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2021 – *183,678,220 shares
June 30, 2022 – -*184,286,996 shares
Capital surplus	1,279	1,244	355
Accumulated retained earnings	742	841	240
Treasury shares, at cost December 31, 2021 – **7,337,759 shares June 30, 2022 – *-*6,094,812 shares	(164)	(129)	(37)
TOTAL EQUITY	1,859	1,958	559
TOTAL LIABILITIES AND EQUITY	5,393	5,230	1,493

*      Net of treasury shares.

**
Including restricted shares in amount of 1,349,119 and 791,661 as of and  December 31, 2021 and June 30, 2022, respectively, held by a trustee under the Company's Equity Incentive Plan, such shares may become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars (note 2a)
	6 months period ended June 30,		3 months period ended June 30,		6 months period ended June 30,	3 months period ended June 30,
	2021	2022	2021	2022	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	1,673	1,713	840	859	489	245
Cost of revenues	1,387	1,321	696	656	377	187
Gross profit	286	392	144	203	112	58

Selling and marketing expenses	157	175	78	87	50	25
General and administrative expenses	86	75	44	39	21	11
Other income, net	15	15	8	8	4	2
Operating profit	58	157	30	85	45	24
Finance income	3	3	2	2	1	1
Finance expenses	38	42	18	23	12	7
Finance costs, net	35	39	16	21	11	6
Profit before income tax	23	118	14	64	34	18
Income tax expenses	9	32	5	17	9	5
Profit for the period	14	86	9	47	25	13

Earnings per share
Basic	0.08	0.47	0.05	0.26	0.13	0.07
Diluted	0.08	0.46	0.05	0.26	0.13	0.07
Weighted average number of shares outstanding (in thousands)
Basic	183,111	184,066	183,150	184,165	184,066	184,165
Diluted	183,706	186,602	183,767	186,554	186,602	186,554

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars (note 2a)
	6 months period ended June 30,		3 months period ended June 30,		6 months period ended June 30,	3 months period ended June 30,
	2021	2022	2021	2022	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	14	86	9	47	25	13
Other comprehensive income (loss) for the period, net of income tax		1		1	*	*
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	14	87	9	48	25	13

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	6 months period ended June 30, 2022				6 months period ended June 30, 2021
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	894	502		1,396	826	462		1,288
Inter-segment revenue - Services	6	57	(63)		7	60	(67)
Segment revenue - Equipment	277	40		317	317	68		385
Total revenues	1,177	599	(63)	1,713	1,150	590	(67)	1,673
Segment cost of revenues - Services	595	470		1,065	615	468		1,083
Inter-segment cost of revenues - Services	57	6	(63)		60	7	(67)
Segment cost of revenues - Equipment	229	27		256	264	40		304
Cost of revenues	881	503	(63)	1,321	939	515	(67)	1,387
Gross profit	296	96		392	211	75		286
Operating expenses (3)	152	98		250	145	98		243
Other income, net	9	6		15	8	7		15
Operating profit (loss)	153	4		157	74	(16)		58
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	198	166			205	155
–Other (1)	8	4			3	1
Segment Adjusted EBITDA (2)	359	174			282	140
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				533				422
- Depreciation and amortization				(364)				(360)
- Finance costs, net				(39)				(35)
- Income tax expenses				(32)				(9)
- Other (1)				(12)				(4)
Profit for the period				86				14

(1) Mainly amortization of employee share based compensation. (2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.  (3) Operating expenses include selling and marketing expenses and general and administrative expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels				New Israeli Shekels
	3 months period ended June 30, 2022				3 months period ended June 30, 2021
	In millions (Unaudited)				In millions (Unaudited)
	Cellular segment	Fixed line segment	Elimination	Consolidated	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	454	252		706	417	232		649
Inter-segment revenue - Services	3	27	(30)		3	30	(33)
Segment revenue - Equipment	135	18		153	157	34		191
Total revenues	592	297	(30)	859	577	296	(33)	840
Segment cost of revenues - Services	297	234		531	309	235		544
Inter-segment cost of revenues - Services	27	3	(30)		30	3	(33)
Segment cost of revenues - Equipment	113	12		125	132	20		152
Cost of revenues	437	249	(30)	656	471	258	(33)	696
Gross profit	155	48		203	106	38		144
Operating expenses (3)	78	48		126	74	48		122
Other income, net	5	3		8	3	5		8
Operating profit (loss)	82	3		85	35	(5)		30
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	101	84			102	79
–Other (1)	4	2			2
Segment Adjusted EBITDA (2)	187	89			139	74
Reconciliation of segment subtotal Adjusted EBITDA to profit for the period
Segments subtotal Adjusted EBITDA (2)				276				213
- Depreciation and amortization				(185)				(181)
- Finance costs, net				(21)				(16)
- Income tax expenses				(17)				(5)
- Other (1)				(6)				(2)
Profit for the period				47				9

(1) Mainly amortization of employee share based compensation. (2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.  (3) Operating expenses include selling and marketing expenses and general and administrative expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars (note 2a)
	6 months period ended June 30,
	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	388	501	144
Income tax paid	(1)	(1)	*
Net cash provided by operating activities	387	500	144
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(208)	(271)	(78)
Acquisition of intangible and other assets	(80)	(73)	(21)
Investment in deposits, net	50	278	79
Interest received	1	2	1
Net cash used in investing activities	(237)	(64)	(19)
CASH FLOWS FROM FINANCING ACTIVITIES:
Lease principal payments	(64)	(67)	(19)
Lease interest payments	(9)	(9)	(3)
Interest paid	(42)	(44)	(13)
Proceeds from issuance of notes payable, net of issuance costs	23	(1)	*
Repayment of notes payable	(128)	(213)	(61)
Repayment of non-current borrowings	(26)	(26)	(7)
Net cash used in financing activities	(246)	(360)	(103)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(96)	76	22
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	376	308	88
CASH AND CASH EQUIVALENTS AT END OF PERIOD	280	384	110

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplemental statements

	New Israeli Shekels		Convenience translation into U.S. Dollars (note 2a)
	6 months period ended June 30,
	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	14	86	25
Adjustments for:
Depreciation and amortization	345	349	100
Amortization of deferred expenses - Right of use	15	15	4
Employee share based compensation expenses	4	12	3
Liability for employee rights upon retirement, net	5
Finance costs (income), net	(2)	(1)	*
Lease interest payments	9	9	3
Interest paid	42	44	13
Interest received	(1)	(2)	(1)
Deferred income taxes	7	12	3
Income tax paid	1	1	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(31)	27	8
Other	15	36	10
Increase (decrease) in accounts payable and accruals:
Trade	20	(10)	(2)
Other payables and provisions	9	(21)	(5)
Deferred revenues and other	(18)	(4)	(2)
Increase in deferred expenses - Right of use	(29)	(35)	(10)
Current income tax	1	19	5
Increase in inventories	(18)	(36)	(10)
Cash generated from operations	388	501	144

*    Representing an amount of less than 1 million.

At June 30, 2022 and 2021, trade and other payables include NIS 170 million ($49 million) and NIS 170 million, respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels				Convenience translation into U.S. Dollars
	6 months period ended June 30,		3 months period ended June 30,		6 months period ended June 30,	3 months period ended June 30,
	2021	2022	2021	2022	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Net cash provided by operating activities	387	500	179	263	144	76
Net cash provided by (used in) investing activities	(237)	(64)	(19)	162	(19)	46
Investment in short-term deposits, net	(50)	(278)	(120)	(334)	(79)	(95)
Lease principal payments	(64)	(67)	(28)	(30)	(19)	(9)
Lease interest payments	(9)	(9)	(4)	(4)	(3)	(1)
Adjusted Free Cash Flow	27	82	8	57	24	17
Interest paid	(42)	(44)	(41)	(43)	(13)	(13)
Adjusted Free Cash Flow After Interest	(15)	38	(33)	14	11	4

Total Operating Expenses (OPEX)	New Israeli Shekels				Convenience translation into U.S. Dollars
	6 months period ended June 30,		3 months period ended June 30,		6 months period ended June 30,	3 months period ended June 30,
	2021	2022	2021	2022	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cost of revenues - Services	1,083	1,065	544	531	304	152
Selling and marketing expenses	157	175	78	87	50	25
General and administrative expenses	86	75	44	39	21	11
Depreciation and amortization	(360)	(364)	(181)	(185)	(104)	(53)
Other (1)	(1)	(5)	*	(3)	(1)	(1)
OPEX	965	946	485	469	270	134

*    Representing an amount of less than 1 million.

(1)	Mainly amortization of employee share based compensation and other adjustments.

Key Financial and Operating Indicators (unaudited) *

NIS M unless otherwise stated	Q1' 20	Q2' 20	Q3' 20	Q4' 20	Q1' 21	Q2' 21	Q3' 21	Q4' 21	Q1' 22	Q2' 22	2020	2021
Cellular Segment Service Revenues	423	409	415	416	413	420	435	431	443	457	1,663	1,699
Cellular Segment Equipment Revenues	146	130	134	135	160	157	136	149	142	135	545	602
Fixed-Line Segment Service Revenues	245	244	252	252	260	262	270	274	280	279	993	1,066
Fixed-Line Segment Equipment Revenues	32	28	35	41	34	34	29	29	22	18	136	126
Reconciliation for consolidation	(39)	(37)	(36)	(36)	(34)	(33)	(33)	(30)	(33)	(30)	(148)	(130)
Total Revenues	807	774	800	808	833	840	837	853	854	859	3,189	3,363
Gross Profit from Equipment Sales	37	30	38	40	42	39	37	34	33	28	145	152
Operating Profit	36	20	20	20	28	30	49	56	72	85	96	163
Cellular Segment Adjusted EBITDA	132	129	134	138	143	139	172	162	172	187	533	616
Fixed-Line Segment Adjusted EBITDA	83	71	70	65	66	74	78	88	85	89	289	306
Total Adjusted EBITDA	215	200	204	203	209	213	250	250	257	276	822	922
Adjusted EBITDA Margin (%)	27%	26%	26%	25%	25%	25%	30%	29%	30%	32%	26%	27%
OPEX	460	456	475	480	481	485	467	469	476	469	1,871	1,901
Finance costs, net	19	13	24	13	19	16	15	14	18	21	69	64
Profit (Loss)	10	7	(5)	5	5	9	24	77	39	47	17	115
Capital Expenditures (cash)	151	119	147	156	149	139	172	212	170	174	573	672
Capital Expenditures (additions)	129	121	179	166	142	182	112	244	166	174	595	680
Adjusted Free Cash Flow	10	44	21	(3)	19	8	9	(79)	25	57	72	(43)
Adjusted Free Cash Flow (after interest)	8	13	12	(10)	18	(33)	8	(84)	24	14	23	(91)
Net Debt	673	658	646	657	639	670	662	744	720	706	657	744
Cellular Subscriber Base (Thousands)	2,676	2,708	2,762	2,836	2,903	2,970	3,019	3,023	3,063	3,095	2,836	3,023
Post-Paid Subscriber Base (Thousands)	2,380	2,404	2,437	2,495	2,548	2,615	2,664	2,671	2,708	2,733	2,495	2,671
Pre-Paid Subscriber Base (Thousands)	296	304	325	341	355	355	355	352	355	362	341	352
Cellular ARPU (NIS)	53	51	51	49	48	48	48	48	48	49	51	48
Cellular Churn Rate (%)	7.5%	7.5%	7.3%	7.2%	6.8%	7.2%	6.4%	7.9%	7.0%	6.7%	30%	28%
Infrastructure-Based Internet Subscribers (Thousands)	281	295	311	329	339	354	365	374	387	395	329	374
Fiber-Optic Subscribers (Thousands)	87	101	120	139	155	173	192	212	233	250	139	212
Homes connected to fiber-optic infrastructure (Thousands)	361	396	432	465	514	571	624	700	770	837	465	700
TV Subscriber Base (Thousands)	200	215	224	232	234	223**	226	226	225	224	232	226**
Number of Employees (FTE)	1,867	2,745	2,731	2,655	2,708	2,628	2,627	2,574	2,536	2,588	2,655	2,574

* See footnote 2 regarding use of non-GAAP measures.
** In Q2'21, the Company removed from its TV subscriber base approximately 21,000 subscribers who had joined at various different times and had remained in trial periods of over six months without charge or usage

Disclosure for notes holders as of June 30, 2022
Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 30.06.2022				Annual interest rate	Principal repayment dates		Interest repayment dates	Interest linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value		From	To			Principal book value
F (2)	20.07.17 12.12.17* 04.12.18* 01.12.19*	255 389 150 226.75	256	256	**	255	2.16%	25.06.20	25.06.24	25.06, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
G (1) (2)	06.01.19 01.07.19* 28.11.19* 27.02.20* 31.05.20* 01.07.20* 02.07.20* 26.11.20* 31.05.21*	225 38.5 86.5 15.1 84.8 12.2 300 62.2 26.5	766	766	**	785	4%	25.06.22	25.06.27	25.06	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
H (2)	26.12.21	198.4	198	198	**	181	2.08%	25.06.25	25.06.30	25.06	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1)
In April 2019, the Company issued in a private placement 2 series of untradeable option warrants that were exercisable for the Company's Series G debentures. The exercise period of the first series is between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The Series G debentures that were allotted upon the exercise of an option warrant were identical in all their rights to the Company's Series G debentures immediately upon their allotment, and are entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The debentures that were allotted as a result of the exercise of option warrants were registered on the TASE. The total amount received by the Company on the allotment date of the option warrants is NIS 37 million. For additional details see the Company's press release dated April 17, 2019. Following exercise of option warrants from the first series, the Company issued Series G Notes in a total principal amount of NIS 225 million. Following exercise of option warrants from the second series, the Company issued Series G Notes in a total principal amount of NIS 101 million. The issuance in May 2021 was the final exercise of option warrants from the second series.

(2)
Regarding Series F Notes, Series G Notes, Series H Notes and borrowing P, borrowing Q and borrowing R the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of June 30, 2022, the ratio of Net Debt to Adjusted EBITDA was 0.7. Additional stipulations mainly include: Shareholders' equity shall not decrease below NIS 400 million and no dividends will be declared if shareholders' equity will be below NIS 650 million regarding Series F notes, borrowing P and borrowing Q. Shareholders' equity shall not decrease below NIS 600 million and no dividends will be declared if shareholders' equity will be below NIS 750 million regarding Series G notes and borrowing R. Shareholders' equity shall not decrease below NIS 700 million and no dividends will be declared if shareholders' equity will be below NIS 850 million regarding Series H notes. The Company shall not create floating liens subject to certain terms. The Company has the right for early redemption under certain conditions. With respect to notes payable series F, series G and series H: the Company shall pay additional annual interest of 0.5% in the case of a two- notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant; debt rating will not decrease below BBB- for a certain period. In any case, the total maximum additional interest for Series F, Series G and Series H, shall not exceed 1.25%, 1% or 1.25%, respectively. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2021. In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.

*    On these dates additional Notes of the series were issued. The information in the table refers to the full series.
**   Representing an amount of less than NIS 1 million.

Disclosure for Notes holders as of June 30, 2022 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 30.06.2022 and 11.08.2022 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 30.06.2022 and 11.08.2022	Additional ratings between the original issuance date and the recent date of rating (2)
					Date	Rating
F	S&P Maalot	ilA+	ilA+	08/2022	07/2017, 09/2017, 12/2017, 01/2018, 08/2018, 11/2018, 12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020, 08/2020, 11/2020, 05/2021, 08/2021, 12/2021, 08/2022	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+
G	S&P Maalot	ilA+	ilA+	08/2022	12/2018, 01/2019, 04/2019, 08/2019, 02/2020, 05/2020, 06/2020, 07/2020, 08/2020, 11/2020, 05/2021, 08/2021, 12/2021, 08/2022	ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+, ilA+
H	S&P Maalot	ilA+	ilA+	08/2022	12/2021, 08/2022	ilA+, ilA+

(1) In August 2022, S&P Maalot reaffirmed the Company's rating of “ilA+/Stable”.

(2) For details regarding the rating of the notes see the S&P Maalot reports dated August 7, 2022.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating  should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2022

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	212,985	-	-	-	40,282
Second year	-	212,985	-	-	-	34,191
Third year	-	124,765	-	-	-	27,950
Fourth year	-	190,008	-	-	-	23,722
Fifth year and on	-	479,219	-	-	-	22,692
Total	-	1,219,962	-	-	-	148,837

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data – None.

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	37,426	-	-	-	4,880
Second year	-	22,760	-	-	-	4,187
Third year	-	30,000	-	-	-	3,820
Fourth year	-	15,000	-	-	-	3,060
Fifth year and on	-	105,000	-	-	-	8,416
Total	-	210,186	-	-	-	24,363

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2022 (cont.)

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.
e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	250,411	-	-	-	45,162
Second year	-	235,745	-	-	-	38,378
Third year	-	154,765	-	-	-	31,770
Fourth year	-	205,008	-	-	-	26,782
Fifth year and on	-	584,219	-	-	-	31,108
Total	-	1,430,148	-	-	-	173,200

f.	Off-balance sheet credit exposure based on the Company's "Solo" financial data– As of June 30, 2022, the Company provided financial guarantees in a total amount of NIS 85 million.
g.	Off-balance sheet credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above - None.
h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

k.	Total balances of credit granted to the Company by consolidated companies and balances of notes offered by the Company held by the consolidated companies - None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Deputy CEO & Chief Financial Officer

Dated: August 11, 2022